1071170

2-28-02

02016406

SE[illegible]NGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated February 28, 2002

Hellenic Telecommunications Organization S.A.
(Translation of Registrant's Name into English)

99 Kifissias Avenue
GR 15181 Amaroussion
Athens, Greece
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

Enclosures:

1. REMINDER - - 2001 YEAR END RESULTS CONFERENCE CALL
2. OTE ANNOUNCES RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001 UNDER U.S. GAAP (AMENDED)
3. SLIDES FOR THE CONFERENCE CALL OF THURSDAY, FEBRUARY 28, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: FEBRUARY 28, 2002

By: ____________________

Name: Dimitris Kouvatsos

Title: Chief Financial Officer

*****REMINDER*****

OTE 2001 YEAR END RESULTS CONFERENCE CALL

TODAY: THURSDAY, 28 FEBRUARY 2002
11:00 AM (EASTERN) / 4:00 PM (UK) / 5:00 PM (CONTINENT) / 6:00 PM (GREECE)

DIAL IN:

Europe: +44 (0)8700 559 364
US: (913)981-4910

REPLAY:

Europe: +44 (0)141 566 8866; CIN: 593; PIN: 191#
US: (719)457-0820; Passcode: 577037

To confirm your attendance, and to reserve a line, please register online at:

Europe: http://invite.taylor-rafferty.com/_OTE/europe/
US: http://invite.taylor-rafferty.com/_OTE/us/

If you have any other questions please contact Laura Martin at Taylor Rafferty, London on +44 (0)20 7936 0400, or Jeffrey Caravella at Taylor Rafferty, New York on (212)889-4350.

Please note the attached OTE Year End 2001 Results have amended appendices to replace those released yesterday. The corrections are to be found in exhibits IV, V & VII.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

News Release

OTE ANNOUNCES RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001
UNDER US G.A.A.P.

- ***Operating Revenues up 13.5% for the full year ended 2001***
- ***EBITDA margin consistently above 40% throughout the year***
- ***Net Income from recurring operations up 25%***
- ***One of the healthiest balance sheets in the sector***

ATHENS, Greece - February 27, 2002 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full service telecommunications provider, today announced consolidated Operating Revenues (prepared under US GAAP) of €4,080.3 million for the year ended December 31, 2001, a rise of 13.5% over the same period last year. Full year 2001 EBITDA grew by 26.1% to €1,713.4 million and Earnings per Share decreased by 7.4% to €1.1677

HIGHLIGHTS OF OPERATING RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2001 AND 2000 IN ACCORDANCE WITH U.S. GAAP

€ million except per share data	Q4 01	Q4 00	% Change	2001	2000	% Change
Operating Revenues	**1,096.9**	**932.1**	**+17.7**	**4,080.3**	**3,596.3**	**+13.5**
Operating Income	**281.0**	**50.9**	**+451.9**	**1,127.4**	**854.9**	**+31.9**
Pre-tax Income	**202.5**	**289.8**	**-30.1**	**1,011.9**	**1,055.5**	**-4.1**
Net Income	**123.7**	**153.2**	**-19.3**	**573.3**	**628.8**	**-8.8**
EBITDA	**446.3**	**221.0**	**+102.0**	**1,713.4**	**1,358.9**	**+26.1**
EBITDA Margin	**40.7%**	**23.7%**	**+17.0pp**	**42.0%**	**37.8%**	**+4.2pp**
Basic EPS (€)	**0.2521**	**0.3101**	**-18.7**	**1.1677**	**1.2604**	**-7.4**

PROFORMA FINANCIAL HIGHLIGHTS PRE-EXCEPTIONAL ITEMS

€ million	Q4 01	Q4 00	% Change	2001	2000	% Change
EBITDA	**453.3**	**296.2**	**+53.1**	**1,771.1**	**1,471.6**	**+20.4**
EBITDA Margin	**41.3%**	**31.8%**	**+9.6pp**	**43.4%**	**40.9%**	**+2.5pp**
Net Income	**165.3**	**26.0**	**+536.6**	**643.7**	**514.3**	**+25.2**

Commenting on the full year results Mr. Nikos Manassis, Chairman and CEO, noted: "I am pleased with OTE's excellent performance throughout 2001. The final tariff rebalancing rounds provide us with a sound cost-based platform to continue building our traditional fixed-line businesses and face competition whenever it emerges. COSMOTE continues to outperform, strengthening its leadership in the Greek mobile telephony market. Our international operations are making solid progress, positioning OTE as the leading telecoms group in southeast Europe. Our EBITDA margin was consistently above 40% in all four quarters of 2001. We believe that this level is sustainable, despite the demands of our international growth strategy, now that our cost base and headcount are broadly in line with future requirements."

Mr. Manassis added: "2001 was also a pivotal year in terms of OTE's structure. The Greek State's ownership for the first time dropped below the 50% level, enabling us to adopt corporate governance principles fully aligned with common law, including the election of directors directly by shareholders. A stock option plan has been approved for top management. Our corporate structure has been streamlined, notably with the spin-off of certain segments of OTE's operations to relevant subsidiaries, so as to improve our strategic flexibility and unlock value. This puts us in a strong position to face 2002 and beyond with confidence."

1. Financial Overview

OTE's Operating Revenues increased by 13.5% in the year ended December 31, 2001, following a 10.7% increase in operating revenues in the prior year.

OPERATING REVENUES FOR THE THREE MONTHS AND YEARS ENDED DECEMBER 31, 2001 AND 2000 IN ACCORDANCE WITH U.S. GAAP

€ million	Q4 01	Q4 00	*% Change*	2001	2000	*% Change*
Domestic Telephony	561.4	510.6	*+10.0*	2,170.1	2,016.6	*+7.6*
International Telephony	89.2	87.5	*+1.9*	376.6	398.7	*-5.6*
Mobile telephony services	177.8	117.4	*+51.4*	651.2	375.4	*+73.5*
New Business	128.8	77.7	*+65.8*	389.4	288.9	*+34.8*
Other	139.7	138.9	*+0.7*	493.0	516.7	*-4.5*
Total Operating Revenues	**1,096.9**	**932.1**	***+17.7***	**4,080.3**	**3,596.3**	***+13.5***

Revenues from Domestic Telephony for the year ended December 31, 2001 contributed 53.2% of Total Revenues, down from 56.1% in the same period last year. Revenues from Mobile Telephony contributed 16.0% of Total Revenues, a sharp increase from 10.4% in 2000. Finally, New Business Areas (leased lines, ISDN, etc.) contributed 9.5% of the total, up from 8.0% in the same period of 2000.

For the second consecutive quarter, Revenues from International Telephony showed a positive change, increasing by 1.9% in the three months ended December 31, 2001.

For the full year 2001, OTE's EBITDA margin stood at 42.0% as compared to 37.8% for the same period last year. However, excluding the effect of the company's voluntary retirement scheme, EBITDA margin was at 43.4% in 2001 as compared to 40.9% in 2000.

For the full year 2001, Pre-tax Income amounted to €1,011.9 million, down 4.1% compared to the same period last year and Income before Minority Interests was flat year-on-year at €652.4 million.

In the fourth quarter of 2001, OTE incurred an extraordinary charge of €51.4 million related to past pension obligations of OTE to TAP-OTE. This represents a reduction in the originally estimated amount of approximately €75 million, following discussions with the Ministry of Finance.

OTE's effective tax rate for 2001 was 35.5% as compared to 38.2% in the prior year. The decrease is due to the tax effect of permanent differences between financial reporting and tax bases of assets and liabilities, certain of which are of a non-recurring nature.

As a result of the reduction in OTE's percentage interest in COSMOTE in 2000 and the increased profitability of the Group's mobile subsidiary, leading to a sharp increase in Minority Interests, Net Income for the year ended December 31, 2001 decreased by 8.8% compared to the same period last year, to €573.3 million.

EPS dropped by only 7.4% reflecting OTE's ongoing share buyback program, pursuant to which approximately 13.3 million shares (2.6% of total shares outstanding) have been repurchased.

However, excluding the aforementioned extraordinary effects of COSMOTE's IPO in 2000 and the provision regarding past obligations to TAP-OTE in 2001, Net Income on a recurring basis for the year ended December 31, 2001 increased by 25.2% compared to 2000, to € 643.7 million.

Mr. Dimitris Kouvatsos, Chief Financial Officer, noted: "In spite of significant investments during the year, on top of the €352 million contribution to our pension fund, TAP-OTE, leading to considerable cash outflow, we retained one of the healthiest balance sheet structures in the European telecoms universe. At year end, OTE's leverage (net debt as a percentage of net debt plus equity) amounted to just 36.8%. Our financial position strengthened in the year with the sale of a non-strategic asset, OTELeasing, that led to a reduction in our debt by approximately €144 million."

Breakdown of Revenues

Following the successful implementation of OTE's MIS, certain re-classifications between revenue categories in the year-end 2000 have been carried out to facilitate comparison with the corresponding 2001 figures.

Operating revenues grew by 13.5% in the year ended December 31, 2001. Additional details regarding the various elements of revenues and their drivers are provided below:

DOMESTIC TELEPHONY

OTE implemented two major tariff-rebalancing rounds in August 2000 and March 2001. Consequently, comparisons in domestic telephony revenues for the years ended December 31, 2000 and 2001 are based on fundamentally different tariff structures.

Revenues from Basic Monthly Rentals increased by 16.4% in the year ended December 31, 2001 to €528.9 million. This improvement is due to the price increases during the last two rebalancing rounds, which also led to a 2.4% increase in fixed-to-fixed call revenues compared to full year 2000.

Fixed-to-mobile call revenues in the year ended December 31, 2001 grew by 7.3% as compared to the same period last year.

INTERNATIONAL TELEPHONY

International telephony revenues in the year ended December 31, 2001 decreased by 5.6% compared to 2000. However, while international telephony revenues dropped by 13.6% in the first half of 2001, this trend was reversed in the second half of the year with a 3.3% increase in revenues over the comparable 2000 period.

Traffic statistics for the fourth quarter of 2001, are provided in the following table.

Traffic Statistics, Q4 2001

Call Service Category	*Calls, millions*	*Average Call Duration (mins)*	*Minutes, millions*	*Split of minutes*
Local	2,016.5	2.4	4,765.9	57.5%
National Long Distance	238.0	2.5	588.2	7.1%
International Long Distance	38.0	3.6	135.6	1.6%
Internet	105.1	22.1	2,318.3	28.0%
Fixed-to-Mobile	407.5	1.2	477.3	5.8%
Total	2,805.1	3.0	8,285.4	100.0%*

* Percentages are rounded and may not add up to 100

OTE traffic data is based on over 95% of nationwide access lines.

MOBILE TELEPHONY

Mobile telephony revenues comprise revenues generated by COSMOTE (including AMC), ArmenTel and CosmoBulgaria (excluding revenues resulting from calls from the fixed to the mobile networks which are included under Domestic Telephony). Mobile telephony revenues continued their strong growth to reach €651.2 million for the year ended December 31, 2001, an increase of 73.5% as compared to 2000.

OTHER OPERATING REVENUES

OTE is focused on developing its revenues from New Business compared to Traditional Services. Traditional Services including telecards, directories, radio communications and Audiotex declined by 0.5% in the year ended December 31, 2001 compared to the same period last year. By contrast, revenues from New Business including leased lines, data, ISDN, Internet and ATM increased by 34.8%. More specifically:

LEASED LINES

Leased lines and data communications revenues increased by 18.4% in the period ended December 31, 2001, as compared to 2000, to €186.1 million. The number of Hellascom digital circuits rose to 9,136 at December 31, 2001, versus 6,479 one year earlier, an increase of 41.0%. A significant part of the increase in the number of circuits is due to the expansion of the networks of the COSMOTE and OTEnet subsidiaries.

ISDN NETWORK: NEW CONNECTIONS AND MONTHLY CHARGES

Revenues from ISDN new connections and monthly fee charges grew by 48.5% in the period ended December 31, 2001 as compared to the prior year, driven by volume increases, as monthly fees were reduced by 25% in July.

As of December 31, 2001, OTE had 199,033 basic rate access line (ISDN 2 channels) customers, compared to 154,067 at September 30, 2001, a quarterly increase of 29.2%.

As of the same date, OTE had 5,385 primary rate ISDN access line (ISDN 30 channels) customers, compared to 5,157 at September 30, 2001, a quarterly increase of 4.4%.

ISDN lines, measured in 64 Kb equivalent, amount to 559,616 and represent 10.0% of total access lines (including ISDN channels). The same index stood at 7.8% at the end of September and 4.1% at December 31, 2000.

TELECOMMUNICATIONS EQUIPMENT

Revenues from the sale of telecommunications equipment reached €106.4 million for the year ended December 31, 2001, an increase of 42.3% compared to the same period last year, mainly influenced by strong sales by Hellascom.

Breakdown of Operating Expenses

Operating expenses increased by 7.7% as a result of:

- A 9.3% increase in **Payroll and Employee Benefits** from €714.3 million to €780.4 million. This is due to: (i) the carry-over effect of the payroll and social contributions increase that occurred in December 2000, therefore impacting the year ended December 31, 2001 and not the year 2000 (ii) the salary increase due to personnel "seniority"; (iii) the growth in COSMOTE's payroll expenses as a result of an increased number of employees (COSMOTE's increased payroll contributes 3.0 percentage points in Group payroll growth); and (iv) the effect of the salary increases (+3.3% effective as of June 1, 2001 and +3.3% effective as of December 1, 2001) as defined in the labor agreement signed in June 2001.

  Conversely, personnel cost is positively influenced by OTE's personnel reduction as a result of the Voluntary Retirement Schemes that OTE has been implementing. OTE personnel at December 31, 2001 were 18,545, 5.4% below the prior year number.
- A decrease of 48.7% in **Voluntary Retirement Costs** from €112.7 million to €57.8 million. During the three months ended March 31, 2001, 1,050 employees applied for OTE's Voluntary Retirement Scheme that left during 2001, representing 5.4% of the overall workforce as at year-end 2000.
- A 6.0% decrease in **Payments to International Operators** to €218.3 million.
- A 3.2% decrease in **Payments to Mobile Telephony Operators** to €423.5 million. This change is lower than the change in Fixed to Mobile revenues as (i) the payments do not include payments to COSMOTE; and (ii) COSMOTE's increasing customer market share results in more revenues remaining within the OTE Group.
- A 16.3% increase in **Depreciation and Amortization** to €586.0 million as a result of investments in fixed line as well as mobile network infrastructure.
- A 19.7% increase in **Other Operating Expenses** to €886.9 million primarily due to:
  - Repairs, maintenance and cost of telecom materials that have increased by 48.4% in the year ended December 31, 2001 as compared to the same period last year, mainly driven by the cost of telecommunications material used by Hellascom more than doubling in the same period
  - Provision for doubtful accounts represents 2.0% of operating revenues in the year ended December 31, 2001, compared to 2.6% for full year 2000.
  - Higher advertising expenses (+128.6%) as a result of the liberalization of the fixed voice market and increased advertising expense for COSMOTE. Advertising expenses represent 1.7% of operating revenues

BREAKDOWN OF OTHER OPERATING EXPENSES

€ million	4Q 01	4Q 00	Δ%	2001	2000	Δ%
Advertising	28.3	11.5	*+146.6*	69.5	30.4	*+128.6*
Commission to dealers	32.3	35.4	*-8.8*	102.7	118.2	*-13.1*
Cost of equipment	48.5	47.0	*+3.2*	154.5	144.0	*-7.3*
Provision for doubtful accounts	40.1	60.1	*-33.4*	82.8	87.8	*-5.7*
Taxes other than income taxes	3.4	6.1	*-44.4*	15.3	13.2	*+15.9*
Repairs, maintenance, cost of telecom materials	27.7	31.7	*-12.6*	125.1	84.3	*+48.4*
Other*	104.8	86.8	*+20.7*	337.0	262.9	*+28.2*
TOTAL	**285.1**	**278.6**	***+2.3***	**886.9**	**740.8**	***+19.7***

*(third party fees, SIM cards etc.)

Net Financial Expense

Net financial expense increased in the year ended December 31, 2001 compared to the same period last year by 9.2% to €67.8 million. The main reason for this increase is the reduction in cash and cash equivalents from €924.1 million on December 31, 2000 to €309.6 million on December 31, 2001.

2. Main Developments

Domestic Subsidiaries

Our COSMOTE mobile telephony subsidiary continued its strong performance in 2001, with 2,943,532 customers as at December 31, 2001 representing a market leadership position with an overall market share of 37%. Consolidated operating revenues for the period grew by 52.9% to €929.4 million compared to the same period last year with an EBITDA margin of 43.9%, significantly higher than the same period in 2000 (30.5%). COSMOTE's full year 2001 financial results confirm the effectiveness of its balanced strategy in achieving, within a short time frame, outstanding profitability coupled with constantly market share.

Our OTEnet Internet subsidiary had approximately 155,650 active dial-up users on December 31, 2001, a 67.8% increase from the same period last year. In addition, OTEnet permanent and small business connections grew by 4.0% in the fourth quarter reaching [925] and [1,520] actively hosted web sites. The improvement in OTEnet's operational performance led to revenues increasing by 63.5% in 2001 as compared to last year.

International Investments

Revenues at Telecom Serbia grew by 19.9% compared to the same period last year, to €438.0 million. Net Income for the year ended December 31, 2001 was €26.4 million or 6.0% of Operating Revenues.

ArmenTel's Operating Revenues for the year ended December 31, 2001, amounted to €68.5 million, while Net Income amounted to €4.0 million, or 5.8% of Operating Revenues.

RomTelecom's consolidated Operating Revenues for the year ended December 31, 2001, amounted to €941.9 million representing a growth of 4.8% as compared to last year, while Net Loss amounted to €40.8 million. RomTelecom's financials are significantly influenced by the results of its start-up DCS 1800 mobile subsidiary, CosmoRom, which is consolidated.

CosmoBulgaria started offering mobile telephony services in September 2001 and at the end of 2001 had 137,921 customers. This figure is almost double than our original target of 70,000 customers by the end of 2001.

3. Other Current Events

January EGM Decisions on Assets Transfers and Stock Option Plan

The January EGM approved the transfer of assets related to Real Estate, Yellow Pages and International infrastructure and services to three newly established subsidiaries in an effort to improve the management of these activities.

The EGM extended the stock option plan approved in September, whereby options for up to 9,000,000 shares will be offered to OTE employees over a two year period, and options for up to 720,000 shares will be granted to the top management of non-listed subsidiaries.

Completion of Tariff Rebalancing Process

Following a request by NTPC, the Greek telecommunications regulator, OTE fully rebalanced fixed telephony tariffs. The final pricing is as follows:

Local tariff charges were reduced by an average of 11% to €0.026 per minute. The per minute cost for Domestic Long Distance calls was reduced to €0.063, representing a 23% decrease. PSTN monthly rental charges were raised by 21% to €9.98 per month.

Leased Line charges were reduced by an average of 26%.

Sale of LMDS license to Cosmote

In early 2002, OTE sold to Cosmote the LMDS license for the 25 GHz frequency band for €9.5 million. OTE acquired the license in December 2000 at an auction for €8.6 million.

4. Outlook

2001 benefited from the tariff rebalancing rounds regarding fixed line telephony, spectacular growth in Cosmote's operational performance and continued growing demand for new telecommunications services.

For 2002 as a whole, slower growth at Cosmote is not yet expected to be compensated for by the Group's latest mobile international ventures. In addition, fixed line telephony will not enjoy the positive effects from tariff rebalancing. However, the company expects to offset slower revenue growth through the aggressive cost control and cost reduction programs currently being implemented throughout the organization.

Consequently, the Group expects 2002 operating revenues to grow by at least 5%, while EBITDA margin should remain above the 40% level for the full year despite the start up costs associated with mobile telephony investments in Bulgaria and FYROM.

All figures have been translated into Euro using Drs. 340.75 per Euro (irrevocably fixed exchange rate as of January 1, 2001) and are rounded to the first decimal point. EBITDA equals Operating Income plus Depreciation and Amortization.

About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the **Athens Stock Exchange**, the company trades under the ticker **HTO** as well as on the **New York Stock Exchange** under the ticker **OTE**. In the U.S., OTE's American Depository Receipts (ADR's) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE: George Rallis - Investor Relations Officer, Tel: +30 10 611 5888; email: grallis@ote.gr
Kostas Bratsikas - Investor Relations, Tel: +30 10 611 1428; email: brakon@ote.gr

Taylor Rafferty: London: +44 20 7936 0400, New York: +1 212-889-4350; email: ote@taylor-rafferty.com

Forward looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on June 29, 2001.

Exhibits to follow:

I. COSMOTE Overview

II. OTEnet Overview

III. Segment Information

IV. International Assets

V. Condensed Consolidated Balance Sheets as of June 30, 2001 and December 31, 2000 (Under US GAAP)

VI. Condensed Consolidated Statements of Operations for the year ended December 31, 2001 and 2000 (Under US GAAP)

VII. Condensed Consolidated Statement of Cash Flows for the year ended December 31, 2001

VIII. Operating Revenues for the year ended and year ended December 31, 2001 and 2000 (Under US GAAP)

IX. COSMOTE's Consolidated Statements of Operations for the year ended December 31, 2001 and 2000 (Under US GAAP)

X. Operating and financial ratios

OTE

EXHIBIT I

COSMOTE OVERVIEW

COSMOTE reported continuing growth in its financial results for the year ended December 31, 2001. Consolidated operating revenues for the period amounted to €929.4 million, 53% higher than revenues in the year ended December 31, 2000. Within a highly competitive market, COSMOTE achieved an extraordinary profitability increase of 120% compared to the year ended December 31, 2000, posting an EBITDA margin of 43.9%.

On December 31, 2001, COSMOTE had 2,943,532 customers, of which 1,461,767 were contract-based subscribers and 1,481,765 pre-paid card users, with a total customer base profile 50%/50%, contract to pre-paid. COSMOTE is since June 2001 the leader in the Greek mobile market, with a market share that at the end of December 2001 reached 37%. During the year ended December 31, 2001, COSMOTE added 882,521 new customers (256,702 contract-based and 625,819 pre-paid, or 29%/71% split of total net additions for the period under review). COSMOTE has achieved market leadership in terms of total net additions for the past ten consecutive quarters.

Average monthly Minutes of Use (AMOU) per customer for the year ended December 31, 2001, were 90 minutes. Average monthly Revenue per User (ARPU) for the same period was approximately €29.5, as compared to €33.8 for the year ended December 31, 2000. The overall reduction in ARPU, compared to last year mainly reflects the reduction in tariffs (down by 14% during Q3 2001) combined with the increased share of pre-paid customers, who are characterized by lower usage, in COSMOTE's base.

In addition, the blended average monthly number of SMS per customer reached 39, increased from 34 in the same period last year.

AMC

At the end of December 2001, AMC, COSMOTE's 85% owned subsidiary in Albania, had 273,088 customers, representing an impressive 33.7% increase to the first nine months of the same year. Of these, the vast majority (91.5%) are prepaid customers that have no bad debt and high margins. This growth was delivered whilst maintaining an outstanding EBITDA margin of 68.5% in the year ended of 2001.

COSMOTE's summary consolidated financial figures are stated below:

OTE

COSMOTE S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
Year ended and three months ended December 31, 2001 and 2000, in accordance with US GAAP
(In € Millions, except for share data)

Description	4Q 01	4Q 00	Δ%	2001	2000	Δ%
Operating Revenues	247.5	181.1	+36.6	929.4	607.9	+52.9
EBITDA	110.8	68.0	+63.0	407.6	185.6	+119.7
EBITDA Margin	44.8%	37.5%	+7.3pp	43.9%	30.5%	+13.4pp
Income Before Taxes	78.3	39.9	+96.1	290.7	98.0	+196.6
Net Income	46.2	24.3	+90.1	174.2	57.8	+201.3
Net Income Margin	18.7%	13.4%	+5.3pp	18.8%	9.5%	+9.3pp
Earnings per share	0.138	0.072	+91.7	0.528	0.182	+190.1

EXHIBIT II

OTENET OVERVIEW

OTEnet is an 80%-owned OTE subsidiary that operates in the Internet business, offering access and IP-based telecom solutions as well as e-business and content services.

On December 31, 2001, OTEnet had approximately 155,650 active dial-up users compared to 131,500 noted on September 30, 2001, representing a quarterly increase of 18%. OTEnet permanent and small business connections reached 925 on December 31, 2001, compared to 888 on September 30, 2001, representing a 4% quarterly increase. Finally, on December 31, 2001, OTEnet hosted approximately 1,520 active web sites, compared to 1,420 on September 30th, 2001, representing a 7% quarterly increase.

These improvements in the company's operational performance resulted in a 65% rise in Operating Revenues of the year ended December 31, 2001 compared to last year. This continuous quarterly rise and improvement is a result of a more effective product mix and a more efficient utilization of the company's infrastructure, maximizing its capabilities.

OTEnet's financial results for the fourth quarter of 2001 are detailed in the following table:

OTEnet S.A.
STATEMENTS OF OPERATIONS
Year ended and three months ended December 31, 2001 and 2000, in accordance with US GAAP
(In € Millions)

Description	4Q 01	4Q 00	2001	2000
Operating Revenues	9.1	6.5	32.7	20.0
EBITDA	(0.5)	0.0	0.3	0.8
Operating Profit /(Loss)	(1.3)	(1.7)	(2.8)	(2.4)
Income/(Loss) Before Taxes	(1.2)	(1.6)	(2.3)	(2.1)
Net Income/(Loss)	(0.8)	(0.6)	(1.5)	(1.4)

OTE

EXHIBIT III

SEGMENT INFORMATION

OTE is reporting segment information based on the company's legal structure.

Segment Information for the year ended December 31, 2001

	OTE	COSMOTE	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues from external customers	3,189.1	694.0	197.2	4,080.3		4,080.3
Intersegment revenues	247.7	235.5	72.5	555.7	(555.7)	0.0
Total revenues	3,436.9	929.5	269.7	4,636.0	(555.7)	4,080.3
Depreciation & Amortisation	(432.1)	(109.0)	(45.2)	(586.3)	0.3	(586.0)
Segment Operating profit	833.4	298.7	3.4	1,135.6	(8.2)	1,127.4
Segment EBITDA	1,265.5	407.7	48.7	1,721.9	(8.5)	1,713.4
EBITDA margin (%)	36.8%	43.9%	18.1%	37.1%		42.0%

The parent company OTE for 2001 had an EBITDA margin of 36.8% as compared with 34.9% for full year 2000. Both periods had significant costs included associated with the relevant voluntary retirement schemes. Excluding the cost of such schemes, EBITDA margin for parent company OTE for 2001 is 38.5% as compared with 38.4% for full year 2000. COSMOTE's EBITDA for 2001 represented 23.8% of Group EBITDA, an increase from 13.5% for full year 2000.

EXHIBIT IV

INTERNATIONAL ASSETS

TELECOM SERBIA

OTE has a 20% equity investment in Telecom Serbia that is accounted for under the equity method. Operating revenues for 2001 increased by 19.9% compared to the same period of 2000. EBITDA margin for 2001 was at 37.7% as compared to 41.6% for 2000. Net Debt was reduced further to €61.9 million.

Telecom Serbia's key financial figures are stated below:

TELECOM SERBIA
STATEMENTS OF OPERATIONS
Years and three months ended December 30, 2001 and 2000, in accordance with US GAAP
(In € Millions)

Description	4Q 01	4Q 00	Δ%	2001	2000	Δ%
Operating Revenues	132.1	131.6	*+0.4*	438.0	365.4	*+19.9*
EBITDA	33.4	54.8	*-39.1*	162.6	152.2	*+6.8*
EBITDA Margin	25.3%	41.6%	*-16.3pp*	37.1%	41.6%	*-4.5pp*
EBIT	3.9	27.2	*-85.5*	50.6	61.6	*-17.9*
Net Income/(loss)	-11.8	-76.6	*-84.6*	26.4	-61.7	*-142.8*
Net Income/ (loss) Margin	-8.9%	-58.2%	*+49.3pp*	6.0%	-16.9%	*+22.9pp*
Increase/(Decrease) in Gross PP&E	8.0			39.6		
Fixed Telephony, Lines				2,231,292		
Mobile Telephony, Contract customers				4,984		
Mobile Telephony, Prepaid customers				816,173		
Mobile Telephony, Total customers				821,157		
				31.12.01	**31.12.00**	
Net Financial Debt				61.9	150.2	*-58.7*

ARMENTEL

OTE has a 90% stake in ArmenTel that is accounted for under a fully consolidated basis.

ArmenTel's Operating Revenues for the year ended December 31, 2001 amounted to €68.5 million, an increase of 18.3% as compared to the same period last year. The main reason for the revenue growth is revenues from mobile telephony that in 2001 increased by 72% compared to 2000. EBITDA margin in 2001 further increased to 46.6%.

ArmenTel's key financial figures are stated below:

ARMENTEL
STATEMENTS OF OPERATIONS
Year ended December 31, 2001 and 2000, in accordance with US GAAP
(In € Millions)

Description	4Q 01	4Q 00	Δ%	2001	2000	Δ%
Operating Revenues	16.5	15.0	*+10.0*	68.5	57.9	*+18.3*
EBITDA	6.4	6.0	*+35.0*	31.9	26.2	*+21.8*
EBITDA Margin	38.8%	40.0%	*+1.2.pp*	46.6%	45.3%	*+1.3pp*
EBIT	2.5	2.0	*+25.0*	16.6	13.7	*+21.2*
Net Income/(Loss)	(4.3)	(1.6)	*-62.8*	4.0	6.8	*-41.2*
Net Income Margin	-26.1%	-10.7%	*-15.4pp*	5.8%	11.7%	*-5.9pp*
Increase/(Decrease) in Gross PP&E	9.9			16.1		
Fixed Telephony, Lines				531,456		
Mobile Telephony, Contract customers				25,232		
				31.12.01	**31.12.00**	
Net Financial Debt				97.3	89.6	*8.6*

ROMTELECOM

OTE has a 35% stake in RomTelecom that is accounted for under the equity method.

RomTelecom's Operating Revenues for 2001, amounted to €941.9 million representing a growth of 4.8% as compared to the same period last year.

RomTelecom's key financial figures are stated below:

ROMTELECOM
CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 30, 2001 and 2000, in accordance with US GAAP

(In € Millions)

Description	4Q 01	4Q 00	Δ%	2001	2000	Δ%
Operating Revenues	236.9	215.8	*+9.8*	941.9	898.4	*+4.8*
EBITDA	58.0	32.2	*+80.1*	209.8	254.9	*-17.7*
EBITDA Margin	24.5%	14.9%	*+9.6pp*	22.3%	28.4%	*-6.1pp*
EBIT	19.9	(0.2)	*NM*	52.7	116.1	*-54.6*
Net Income / (Loss)	(49.4)	(8.6)	*+474.4*	(40.8)	10.8	*-477.8*
Net Income/(Loss) Margin	-20.9%	-4.0%	*-16.9pp*	-4.3%	1.2%	*-5.5pp*
Increase/(Decrease) in Gross PP&E	108.3			491.2		
Fixed Telephony, Lines				4,058,257		
Mobile Telephony, Contract customers				69,669		
Mobile Telephony, Prepaid customers				37,540		
Mobile Telephony, Total customers				107,209		
				31.12.01	**31.12.00**	
Net Financial Debt				471.0	383.7	*+22.8*

RomTelecom's financials were influenced negatively from its start-up DCS 1800 mobile subsidiary, CosmoRom, that is consolidated. The key financial figures for RomTelecom and CosmoRom on a stand-alone basis are shown in the table below:

ROMTELECOM & COSMOROM STANDALONE STATEMENTS OF OPERATIONS

Year ended December 31, 2001, in accordance with US GAAP
(In € Millions)

Description	RomTelecom	CosmoRom
Operating Revenues	930.9	20.8
Operating Expenses	(821.6)	(77.2)
Operating Profit	109.3	(56.4)
Operating margin	11.7%	NM
Financial costs & other	(65.1)	(2.3)
Income / (Loss) before taxes	44.2	(58.7)
Net Income / (Loss)	18.5	(58.7)
EBITDA	253.9	(44.1)

CosmoBulgaria

OTE has a 100% stake in CosmoBulgaria that is accounted for under a fully consolidated basis.

CosmoBulgaria is a company offering mobile telephony services in Bulgaria under the brand name GloBul. The company started offering services in September 2001 and by the end of 2001 reached 137,921 customers. This is almost double from our original target of 70,000 customers by the end of 2001. The company in the period ended December 30, 2001 had operating revenues of €8.1 million and loss of €16.9 million.

CosmoBulgaria's key financial figures are stated below:

CosmoBulgaria
STATEMENTS OF OPERATIONS

Year ended December 31, 2001 and 2000, in accordance with US GAAP
(In € Millions)

Description	2001
Operating Revenues	8.1
EBITDA	(16.9)
EBIT	(21.3)
Net Income/(Loss)	(16.9)
Increase/(Decrease) in Gross PP&E	70.4
Contract customers	101,871
Prepaid customers	36,050
Total customers	137,921
	31.12.01
Net Financial Debt	(2.2)

OTE

EXHIBIT V

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A (OTE) AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
Prepared under U.S. GAAP
as of December 31, 2001 and December 31, 2000
(In € millions)

CONSOLIDATED BALANCE SHEETS

Assets	2001	2000	Liabilities and Shareholders' Equity	2001	2000
Current Assets			**Current Liabilities**		
Cash and cash equivalents	309.6	924.1	Short - term borrowings	100.4	7.5
Accounts receivable	1,273.9	1,094.2	Current maturities of long-term debt	407.1	22.7
Materials and supplies	134.1	84.1	Accounts payable	692.9	591.9
Deferred income taxes	6.8	13.2	Accrued and other liabilities	512.6	435.8
Other current assets	140.9	262.9	Income taxes payable	243.3	73.4
			Dividends payable	7.1	6.1
	1,865.3	2,378.5			
				1,963.4	1,137.4
Other assets					
Investments	941.3	896.1	**Long-Term Liabilities**		
Prepayment to EDEKT-OTE	352.2	0.0	Long-term debt, net of current maturities	1,946.4	2,258.2
Deferred income taxes	0.0	0.0	Reserve for staff retirement indemnities	262.4	272.6
Other long-term receivables	104.5	204.4	Reserve for Youth Account	293.8	290.5
			Deferred income taxes	42.5	45.0
	1,398.0	1,100.5	Other long-term liabilities	104.1	45.8
Telecommunication property,				2,649.5	2,912.1
Plant and equipment	7,583.6	6,270.1			
Less:Accumulated depreciation	(2,808.1)	(2,256.2)	Minority interests	250.4	169.6
	4,775.5	4,013.9			
			Shareholders' Equity		
			Share capital	1,108.9	1,109.4
Telecommunication licenses, net of amortization	369.3	48.2	Paid-in surplus	590.2	590.2
			Treasury stock	(267.2)	(259.2)
			Legal reserve	209.0	209.0
Goodwill resulting from consolidated subsidiaries, net of amortization			Retained earnings	2,115.9	1,888.1
	131.7	140.8	Foreign currency translation	(76.0)	(74.7)
			Deferred compensation	(4.3)	
				3,676.5	3,462.8
	8,539.8	7,681.9		8,539.8	7,681.9

Movement in Shareholders' equity	2001
Shareholders' equity, January 1	3,462.8
Net Income for the period	573.3
Foreign currency translation	(1.3)
Dividends declared	(346.0)
Treasury stock	(8.0)
Deferred compensation	(4.3)
	213.7
Shareholders' equity, December 31	3,676.5

OTE

EXHIBIT VI

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
for the years ended and three months ended December 31, 2001 and 2000

Amounts in € millions
Prepared in accordance with US GAAP

	Q4 01	Q4 00	% change	2001	2000	% change
Operating Revenues:						
Domestic Telephony	561.4	510.6	*+10.0*	2,170.1	2,016.6	*+7.6*
International Telephony	89.2	87.5	*+1.9*	376.6	398.7	*-5.6*
Mobile telephony services	177.8	117.4	*+51.4*	651.2	375.4	*+73.5*
Other	268.5	216.6	*+24.0*	882.4	805.6	*+9.5*
Total Operating Revenues	**1,096.9**	**932.1**	*+17.8*	**4,080.3**	**3,596.3**	*+13.5*
Operating Expenses:						
Payroll and employee benefits	(197.5)	(177.3)	*+11.4*	(780.4)	(714.3)	*+9.3*
Voluntary retirement costs	(7.1)	(75.2)	*-90.6*	(57.8)	(112.7)	*-48.7*
Payments to international operators	(55.7)	(72.1)	*-22.7*	(218.3)	(232.2)	*-6.0*
Payments to mobile telephony operators	(105.2)	(107.9)	*-2.5*	(423.5)	(437.4)	*-3.2*
Depreciation and amortization	(165.3)	(170.1)	*-2.8*	(586.0)	(504.0)	*+16.3*
Other operating expenses	(285.1)	(278.6)	*2.3*	(886.9)	(740.8)	*+19.7*
Total Operating Expenses	**(815.9)**	**(881.2)**	*-7.4*	**(2,952.9**	**(2,741.4)**	*+7.7*
Operating Income	**281.0**	**50.9**	*+451.9*	**1,127.4**	**854.9**	*+31.9*
Other income / (expense), net:						
Financial, net	(37.8)	(15.1)	*+150.3*	(67.8)	(62.1)	*+9.2*
Gain/(Loss) on sale of investment	0.0	298.0	*-100.0*		298.0	*-100.0*
Write down of investment	0.0	(9.2)	*-100.0*	0.0	(15.1)	*-100.0*
Other, net	(40.7)	(34.8)	*+17.0*	(47.7)	(20.2)	*136.2*
Total Other income / (expense), net	**(78.5)**	**238.9**	*-132.9*	**(115.5)**	**200.6**	*-157.6*
Income before provision for income taxes and minority interests	202.5	289.8	*-30.1*	1,011.9	1,055.5	*-4.1*
Provision for income taxes	(58.3)	(124.3)	*-53.1*	(359.5)	(402.9)	*-10.8*
Income before minority interests	144.2	165.5	*-12.9*	652.4	652.6	*0.0*
Minority Interests	(20.5)	(12.3)	*+66.7*	(79.1)	(23.8)	*+232.4*
Net Income	123.7	153.2	*-19.3*	573.3	628.8	*-8.8*
Net income per share (€)	**0.2521**	**0.3101**	*-18.7*	**1.1677**	**1.2604**	*-7.4*
Weighted average number of shares outstanding	490,682,993	493,966,143		490,970,480	498,888,534	

OTE

EXHIBIT VII

CASH FLOW INFORMATION

Condensed cash flows for the year ended December 31, 2001, are as follows:

Amounts in € million
Prepared in accordance with US GAAP

Cash and cash equivalents at beginning of year	924.1
Cash provided by Operating activities	1,083.3
Cash used in Investing activities	(1,648.0)
Cash provided by Financing activities	(49.8)
Net decrease in cash and cash equivalents	(614.5)
Cash and cash equivalents at end of year	309.6

In 2001 major cash outflows were the following: (i) dividend payment of €346.0 (in Financing Activities), (ii) UMTS partial license payment of €113 million (in Investing Activities) out of a total consideration of €149.7 million and (iii) prepayment to EDEKT-OTE for the period of 2002 to 2012 of €352.2 million (in Operating activities). Total cash used in Investing activities of €1,648.0 million are analyzed as follows:

	€ million
Capital Expenditure	1,313.5
GSM license in Bulgaria	144.2
UMTS License	113.0
Final payment for AMC acquisition	48.0
GSM license in FYROM	29.3
	1,648.0

Capital Expenditure primarily consists of local fixed line investment towards further digitalization as well as broadband network development as well as network development for our mobile operations.

OTE

EXHIBIT VIII

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Operating Revenues

for the years and three months ended December 30, 2001 and 2000

Amounts in € millions
Prepared in accordance with US GAAP

	Q4 01	Q4 00	% change	2001	2000	% change
Domestic Telephony:						
Basic monthly rentals	136.6	119.3	+14.5	528.9	454.6	+16.4
Local and long distance calls						
-Fixed to fixed	248.4	238.3	+4.2	961.1	938.8	+2.4
-Fixed to mobile	151.3	141.3	+7.1	612.8	571.0	+7.3
	399.7	379.6	+5.3	1,573.9	1,509.8	+4.2
Other	25.1	11.7	+114.5	67.3	52.2	+29.1
Total Domestic Telephony	**561.4**	**510.6**	+10.0	**2,170.1**	**2,016.6**	+7.6
International Telephony:						
International traffic	48.8	51.7	-5.6	200.4	214.9	-6.7
Payments from mobile operators	8.9	8.1	+9.9	39.6	49.8	-20.5
	57.7	59.8	-3.5	240.0	264.7	-9.3
Payments from International operators	31.5	27.7	+13.7	136.6	134.0	+1.9
Total International Telephony	**89.2**	**87.5**	+1.9	**376.6**	**398.7**	-5.6
Mobile Telephony Services:	**177.8**	**117.4**	+51.4	**651.2**	**375.4**	+73.5
Other Operating Revenues:						
Traditional Services:						
Telecards	41.9	43.9	-4.6	176.1	186.5	-5.6
Directories	10.5	11.6	-9.5	39.3	40.5	-3.0
Radio communications	6.3	7.1	-11.3	28.1	27.2	+3.3
Audiotex	14.5	10.6	+36.8	55.9	43.2	+29.4
Telex and telegraphy	1.3	4.3	-69.8	8.2	11.9	-31.1
	74.5	77.5	-3.9	307.6	309.3	-0.5
New Business:						
Leased lines and data communications	68.0	42.5	+60.0	186.1	157.2	+18.4
ISDN, connection & monthly charges	9.1	5.6	+62.5	43.4	29.2	+48.6
Sales of telecommunication equipment	27.1	21.8	+24.3	106.4	74.8	+42.3
Internet services	11.2	4.4	+154.5	28.2	18.5	+52.4
ATM	13.4	3.4	+294.1	25.3	9.2	+175.0
	128.8	77.7	+65.8	389.4	288.9	+34.8
Other :						
Services rendered	44.3	15.7	+182.2	106.9	68.2	+56.7
State's participation in universal services	0.0	8.1	-100.0	0.0	32.3	-100.0
Interconnection charges	18.2	21.1	-13.7	65.0	83.4	-22.1
Miscellaneous	2.7	16.5	-83.6	13.5	23.5	-42.5
	65.2	61.4	+6.2	185.4	207.4	-10.6
Total Other Operating Revenues	268.5	216.6	+24.0	882.4	805.6	+9.5
Total Operating Revenues	**1,096.9**	**932.1**	+17.7	**4,080.3**	**3,596.3**	+13.5

OTE

EXHIBIT IX

COSMOTE MOBILE TELECOMMUNICATIONS S.A.

Consolidated Statements of Operations for the nine months ended December 31, 2001 and 2000

Amounts in € millions
Prepared in accordance with US GAAP

	4Q 01	4Q 00	% change	2001	2000	% change
OPERATING REVENUES:						
Monthly service fees	37.5	28.8	*+30.1*	142.7	99.6	*+43.2*
Airtime revenues	169.1	120.4	*+40.5*	620.7	403.6	*+53.8*
Roaming revenues	6.0	4.0	*+50.8*	27.3	14.1	*+94.0*
SMS revenues	25.0	-33.2	*-175.4*	100.2		
Sales of handsets and accessories	10.2	9.3	*+10.0*	38.1	38.8	*-1.7*
Other operating revenues	-0.2	0.6	-133.4	0.4	0.6	-28.5
TOTAL OPERATING REVENUES	**247.5**	**181.1**	*+36.6*	**929.4**	**607.9**	*+52.9*
COST OF SALES & SERVICES PROVIDED:						
Interconnection	19.9	18.9	*+5.0*	92.6	62.8	*+47.4*
Cost of goods	12.6	2.0	*+517.0*	46.7	44.6	*+4.5*
Payroll	12.7	5.5	*+131.7*	49.1	27.4	*+79.3*
Network operating costs	16.8	23.6	*-28.7*	77.5	64.4	*+20.4*
Distribution	50.6	50.5	*+0.0*	170.0	173.5	*-2.1*
Marketing	-5.8	-3.6	*+60.9*	26.2	13.0	*+101.7*
General & administrative	23.9	13.3	*+80.5*	38.0	25.4	*+50.0*
Provision for doubtful accounts	6.1	2.8	*+113.8*	21.8	11.2	*+93.7*
TOTAL OPERATING EXPENSES	**136.7**	**113.2**	*+20.8*	**521.8**	**422.4**	*+23.5*
EBITDA	**110.8**	**68.0**	*+63.0*	**407.6**	**185.6**	*+119.7*
EBITDA margin	**44.8%**	**37.5%**		**43.9%**	**30.5%**	
Depreciation	33.2	19.7	*+68.2*	109.0	60.5	*+80.1*
EBIT (operating income)	77.7	48.2	+61.1	298.6	125.0	+138.8
Interest and other financial income/(expenses), net:	-0.6	8.3	*-107.2*	7.901	27.001	*-70.7*
Income before provision for income taxes	78.3	39.9	*+96.1*	290.7	98.025	*+196.6*
Provision for income taxes	31.6	15.6	*+102.9*	111.7	39.9	*+180.2*
Income before minority interests	46.7	24.5	*+91.0*	179.0	58.2	*+207.8*
Minority Interests	0.6	0.2		4.8	0.4	*+1274.0*
Net Income	**46.2**	**24.3**	*+90.1*	**174.2**	**57.8**	*+201.3*
Net Income margin	18.7%	13.4%		18.8%	9.5%	
Earnings per share (€)	**0.138**	**0.072**	*+91.7*	**0.528**	**0.182**	*+190.1*

OTE

EXHIBIT X

OPERATING AND FINANCIAL RATIOS

Operating (1):	December 31 2001	2000	Δ%
Number of PSTN lines in service	5,607,759	5,659,274	-0.9
Number of ISDN, 64 Kb equivalent lines	559,616	312,324	+79.2
Total number of lines in service	6,167,375	5,971,598	+3.3
Number of employees – OTE	18,545	19,604	-5.4
Subsidiaries	2,002	1,207	+65.9
Operating revenues per Employee (€ thousands)	198.6	172.8	+14.9
Access lines in service per Employee	332.6	304.6	+9.2

(1) The operating information and ratios exclude ArmenTel's data.

Financial:	31.12.01	31.12.00	Δ%
Current Ratio	0.95	2.09	-54.8
Net Leverage (Net debt/Shareholders Equity+Net debt)	36.8%	28.3%	+8.5pp

- ### -

OTE
Full Year results 2001

Conference Call

28 February 2002

Forward-looking Statements

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on June 29, 2001.

Agenda

- Highlights
- Group Financial Performance
- Outlook

Highlights

Highlights

- 2001 revenues up 13.5% from 2000
- Limited competition almost one year after liberalization
- EBITDA margin for 2001 held at high level (42.0%)
- In 2002 our main focus is cost control
- Investment Plan for 2002 is significantly below 2001 level
- Major change in our history, the reduction of Greek State's stake below 50%
  - Articles of Association in line with corporate law
  - Chairman & CEO elected by shareholders on March 13, 2002
- Stock Option Plan introduced for Top Management

August 2000 rebalancing is influencing domestic traffic revenue growth rates

Average Effective call rate



14
12
10
Drs/min
Q1
Q2
Q3
Q4
March 2001
Local +17%
NLD -28%
August 2000
Local +29%
NLD -17%
2000
2001

Note: unit value effect included in calculation

2001 Performance consistently above 2000 levels



1,200
1,000
800
600
400
200
0
€ million
Average Quarter 2000
Revenues
EBITDA
EBIT
Q1 2001
Q2 2001
Q3 2001
Q4 2001

S

Group Financial Performance

Key Figures

(€ million)	2001	2000	% Diff
Operating Revenues	4,080.3	3,596.3	+13.5
EBITDA	1,713.4	1,358.9	+26.1
EBITDA margin	*42.0%*	*37.8%*	*+4.2pp*
EBIT	1,127.4	854.9	+31.9
Net Income	573.3	628.8	-8.8
EPS (€/share)	1.17	1.26	-7.4
Personnel	18,545	19,604	-5.4

Key Financial Figures

(€ million)	2001
Cash and cash equivalents at beginning of year	924.1
Cash provided by Operating activities	1,083.3
Cash used in Investing activities	(1,648.0)
Cash provided by Financing activities	(49.8)
Cash and cash equivalents at end of period	309.6
Net Leverage (Net debt/Shareholders Equity+Net debt)	36.8%
ROCE	19.0%
ROE	16.1%

Operating Revenues

Operating Revenues



(€ m)
3,249
10.7%
3,596
13.5%
4,080
1999
2000
2001

Breakdown of Revenues



Contribution to 13.5% Growth
Other
New Business
International
Domestic Telephony
Mobile Telephony
14.4%
10.8%
12.1%
10%
15%
16%
-0.7%
+2.8%
-0.6%
+4.3%
+7.7%
12/00
6/01
12/01

In 2001 we experienced double digit growth with main drivers mobile, new business and fixed line tariff rebalancing

Operating Expenses

Operating Costs


(€ m)
2,187
25.3%
2,741
7.7%
2,953
1999
2000
2001

Distribution Of Costs


25%
29%
18%
9%
8%
27%
26%
4%
18%
9%
16%
30%
26%
2%
20%
7%
14%
1999
2000
2001
Other Operating expenses
Personnel Expenses
Voluntary Retirement Costs
Depreciation
Payments to Int'l Operators
Payments to Mobile Operators

Voluntary retirement of 1,050 employees with cost c. €58 mn and produce savings in payroll expenses of c. €88 mn over the next 4 years

2001 Segment Results



Operating Revenues
(€ million)
3,436.9
929.5
166.8
(555.7)
4,080.3
OTE Parent
Cosmote
Other
Inter-Segment
OTE Group



EBITDA
(€ million)
1265.5
407.7
48.7
1,721.9
OTE Parent
Cosmote
Other
OTE Group

NO

Investment Program



Investments
(€ m)
961
204
757
1,057
226
819
1,637
150
173
450
863
829
355
474
1999
2000
2001E
2002E
OTE & Other
Mobile
Licenses Bulg/FYROM
UMTS License

Significant reduction in Investments in year 2002 is expected to boost free cash flow and medium term reduction of depreciation

Conclusion and Outlook

Solid performance in 2001

Conclusion

- Solid performance in local market in fixed and mobile the main driver of strong financial results in 2001
- Strong balance sheet position and solid cashflow generation

Outlook

- Revenue growth for 2002 is expected to be at least 5%
- EBITDA margin is expected to remain consistently at above 40%

Thank you